KPMG LLP

Two Manhattan West

375 9th Avenue, 17th Floor New York, NY 10001

December 22, 2025

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BNY Mellon Tax Managed Growth Fund and, under the date of December 20, 2024, we reported on the financial statements of BNY Mellon Tax Managed Growth Fund as of and for the year ended October 31, 2024. On March 28, 2025, we were dismissed.

We have read the statements made by BNY Mellon Tax Managed Growth Fund included under Item 8 of Form N-CSR dated October 31, 2025, and we agree with such statements, except we are not in a position to agree or disagree with the statements in section (b) of Item 8 of Form N-CSR.

Very truly yours,

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.